Exhibit 99.1

Press Release	February 24, 2016

Cnova N.V. — 4th Quarter and Full Year 2015 Financial Results

AMSTERDAM, February 24, 2016, 07:45 CET — Cnova N.V. (NASDAQ & Euronext in Paris: CNV) (“Cnova” or the “Company”) today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015. This press release should be read in conjunction with a separate press release issued today updating the findings of the Brazil internal review announced in December 2015.

As of the date of this press release, Cnova has determined that some of the fraud-related accounting adjustments recorded in the 4th quarter of 2015 (-€48 million impact on operating EBIT) will need to be apportioned to 2013 and 2014, but has not yet determined the specific amounts attributable to these prior periods. Accordingly, the financial statements included in our previously filed 2014 annual report on Form 20-F should not be relied upon. Restated financial statements and the related auditor’s report will be issued in due course as the internal review progresses.

•                  Gross merchandise volume (GMV)(1): €4,835 million (+16.4% constant currency)

•                  Cdiscount France: +18.9%; marketplace share at 27.5%

•                  Cnova Brazil: +12.9%; marketplace share at 10.8%

•                  Net sales: €3,420 million (+7.9% constant currency)

•                  Good performance in France, resilience in Brazil

•                  Cdiscount France: +10.2%, marketplace commissions +85% y-o-y

•                  44% of net sales from home furnishings and household appliances

•                  38% of net sales from AV, smartphones and IT goods

•                  Cnova Brazil: +5.1%, marketplace commissions +252% y-o-y

•                  Operating EBIT(1): € (109) million*

•                  Cdiscount France: € (3) million

•                  Cnova Brazil: € (65) million

•                  Traffic: 1,711 million visits (+28.9%)

•                  Cdiscount +30.5%

•                  Cnova Brazil +22.8%

•                  Mobile share of traffic: 38.6% (+1,205 bps), including 48% at Cdiscount

•                  Marketplace vendors: 10,200 (+43.6%)

•                  Encouraging YTD commercial dynamic at Cdiscount France following 4Q15 market share gain of 130 bps to 27.4%

Key Figures (Unaudited, € million)	2015(4)
Gross merchandise volume (GMV)	4,835
Net sales	3,420
Gross profit	361
Gross margin	10.6%
SG&A	(528)
Operating EBIT	(167)
Cdiscount France (excl. inventory valuation accounting change(2))	(3)
Cnova Brazil (excl. accounting change(2) & internal review adjs. (3))	(65)
Holding & International(5)	(41)
Subtotal	(109)*
Brazil internal review adjustments(3)	(48)
Inventory valuation accounting change(2)	(10)
Net profit/(loss) for the period	(275)
Adjusted EPS(1)	(0.50)

4th Quarter 2015 Financial Performance

•                  Gross merchandise volume (GMV) amounted to € 1,327 million for the 4th quarter 2015 (+2.1% on a constant currency basis(6); -9.3% reported(3)). On a constant currency basis, GMV was +13.8% and -11.3%, year-on-year (y-o-y) at Cdiscount France and Cnova Brazil, respectively.

•                  The marketplace share of total GMV was 24.3% (+1,074 basis points y-o-y):

•                  Cdiscount France 27.3%, +580 bps y-o-y,

•                  Cnova Brazil 15.8%, +1,100 bps y-o-y.

•                  Net sales totaled € 899 million in the 4th quarter 2015 (y-o-y: -5.9% constant currency; -17.7% reported(3)).

•                  Compared to the same period in 2014, net sales at Cdiscount France grew 9.3% to €571 million (for the month of December, net sales increased by approximately 16%).

•                  According to GfK, Cdiscount France’s market share increased from 26.1% to 27.4% during the 4th quarter of 2015 compared to the same period in 2014. This trend was even more pronounced in December with a 200 basis point gain.

•                  Net sales at Cnova Brazil on a constant currency basis declined 13.9%(3).

•                  Gross profit was € 43 million with a corresponding margin of 4.8%. It included two one-off charges related to: i) the Brazil internal review (-€56 million), and ii) an accounting change to Cnova’s inventory valuation methodology(2) (-€5 million). Excluding these charges, 4th quarter 2015 gross profit amounted to € 104 million(1) with an associated gross margin of 11.2%.

•                  At Cdiscount France, the gross margin increased to 12.4% (excluding the impact of the inventory valuation accounting change). On a reported basis, gross margin was 11.5%.

•                  At Cnova Brazil, the sharp slowdown in activity is reflected in the gross margin of 9.8% (excluding the Brazil internal review adjustments; including the fraud-related adjustments, the gross margin was -6.8%).

•                  SG&A costs amounted to € (142) million (15.8% of net sales).

•                  At Cdiscount France, SG&A costs increased to 11.2% of net sales mostly due to higher delivery costs.

•                  At Cnova Brazil, fulfillment costs were impacted by tax and loss provisions (unrelated to the internal review). Technology and content charges were impacted by the new ERP software deployment.

•                  As a result, operating EBIT amounted to € (99) million and included € (58) million net related to the two one-off charges discussed above. Excluding these, operating EBIT totaled € (41) million(1) and was broken down as follows: Cdiscount France +€ 7 million, Cnova Brazil € (35) million, International € (5) million and Holding € (9) million. The total operating loss reported during the quarter was € (113) million.

•                  Net financial expense was € (21) million included costs in relation to a revised customer payment installment contract at Cdiscount France during the 2nd half of 2015.

•                  Net loss including discontinued activities amounted to € (157) million with an adjusted EPS of € (0.33).

Full Year 2015 Financial Performance

•                  GMV amounted to €4,835 million in 2015, increasing 16.4% on a constant currency basis compared to 2014. After taking into account the -8.7% impact of the depreciation of the Brazilian real versus the Euro, reported GMV grew by 7.8%. At Cdiscount France, total GMV rose 18.9%. Cnova Brazil GMV increased by 12.9% on a constant currency basis.

•                  The marketplace share of total GMV increased 916 basis points in 2015 and reached 20.5% compared to 11.3% in 2014. The marketplace share of Cdiscount France’s GMV reached 27.5% (+876 basis points), while that of Cnova Brazil’s was 10.8% (+725 basis points). As of December 31, 2015, active marketplace sellers increased by 43.6% to close to 10,200 while the number of marketplace product offerings expanded from 12 million to 28 million (+137%).

•                  Net sales totaled €3,420 million in 2015, up 7.9% (+8.9% excluding the Brazil internal review charge) on a constant currency basis compared to 2014 and stable after taking into account the -8.9% exchange rate impact related to the depreciation of the Brazilian real versus the Euro.

•                  Net sales at Cdiscount were up 11.3%, of which +1.1% was attributable to international operations. Home furnishings and household appliances rose by 15% y-o-y and accounted for 44% of direct sales in France. Hi tech goods (AV and smartphones) and IT goods represented 38% of direct sales. Marketplace commissions increased by 85% y-o-y.

•                  Net sales at Cnova Brazil increased by 5.1% (on a constant currency basis). Marketplace commissions grew by 252%.

•                  Gross profit totaled € 361 million and included the two one-off charges (combined amount: -€ 61 million) discussed above. Excluding these, full year 2015 gross profit amounted to € 422 million(1) with an associated gross margin of 12.2%.

•                  Gross profit at Cdiscount France, excluding the one-off charge of € (5) million related to the inventory valuation methodology accounting change, rose 20.4% on increased sales volume and the product mix shift toward higher margin merchandise. The associated gross margin increased 112 basis points to 13.2%.

•                  At Cnova Brazil, the gross margin was 8.3% (11.5% when one-off charges are excluded) due primarily to poor execution and the economic recession in Brazil which intensified in the second half of 2015.

•                  SG&A costs amounted to € (528) million (15.4% of net sales). These were impacted by i) marketing and technology and content costs at Cnova Brazil, and ii) logistics costs in France as well as legal and tax provisions and ERP software development costs in Brazil.

•                  As a result, operating EBIT, excluding the combined impact (-€ 58 million) from the Brazil internal review and inventory valuation accounting change, totaled € (109) million(1): Cdiscount France € (3) million (of which -€ 4 million from specialty sites), Cnova Brazil € (65) million, International € (23) million and Holding € (19) million. Reported operating EBIT amounted to € (167) million. After taking into account other expenses of € (43) million (mostly € (21) million for restructuring and € (15) million for impairment of assets), total operating loss reported during the year was € (211) million.

•                  Net financial expense was € (59) million and included the accumulated effect of the interest rate increase and marketplace growth within the year.

•                  Net loss including discontinued activities amounted to € (275) million with an adjusted EPS of € (0.50).

Cash Management

For full year 2015:

•                  Net cash from continuing operating activities at December 31, 2015, amounted to €5 million and included a change in operating working capital of € 163 million.

•                  Capex (purchase of property, equipment and intangible assets) was € (75) million) and represented 2.2% net sales at December 31, 2015.

•                  As a result, free cash flow was € (69) million despite a total operating loss(1) of € (157) million.

•                  Net cash(1) position at December 31, 2015 was € 254 million.

Commercial Indicators

Cnova’s low-cost “P-S-D” (Purchasing-Storage-Delivery) competitive advantages continue to drive traffic and order volume:

•                  Full year traffic grew by 28.9% y-o-y to over 1.7 billion visits during 2015 (+30.5% at Cdiscount France; +22.8% at Cnova Brazil).

•                  Share of traffic from mobile devices grew to 38.6% in 2015, compared to 26.5% in 2014. Nearly half of the traffic at Cdiscount came from mobile devices in 2015 while nearly one-third of Cnova Brazil’s traffic came from mobile devices during the same period.

•                  Active customers(7) totaled 14.9 million at the end of 2015, a y-o-y increase of 10.5%.

Customer service enhancements

•                  The number of Click-&-Collect (“C&C”) pick-up points increased 17.3% y-o-y to 21,916;

•                  Surface area at distribution centers in France and Brazil grew by 26% in 2015, allowing for same and next-day delivery services of small and large items in select metropolitan areas in both countries;

•                  Cdiscount France launched Alimentaire Express, a 1 ½ hour grocery delivery service in Paris, Neuilly and Levallois; and

•                  Customer loyalty programs (Cdiscount à volonté CDAV in France and Extra Plus in Brazil) offers clients an array of preferential delivery services.  For example, the number of CDAV subscribers grew by 244% during 2015.

2016 perimeter changes

•                  Cdiscount.vn (Vietnam) is in the process to being sold to Big C Vietnam with an earnout structure on the potential proceeds from the ultimate sale of Big C Vietnam.

•                  On February 17, 2016, an agreement was signed with the Thai conglomerate TCC Group for the sale of Cnova’s total economic interest in Cdiscount Thailand for a total cash equivalent consideration of € 28 million (including repayment of shareholder loans).  The transaction is expected to close by March 31, 2016, subject to the final closing of TCC’s acquisition of Big C. In 2015, Cdiscount Thailand posted net sales of € 13 million and an operating EBIT loss of € (8) million.

Outlook

Quarter to date, Cdiscount France has experienced low double digit top line growth and, for full year 2016, is targeting continued improvement in operating EBIT.

On a longer term basis, Cnova continues to focus on operational management and is concentrating its efforts on finding the right balance between top line growth and increased profitability while maximizing free cash flow generation. The Company is focusing its core activities on its largest markets in order to benefit from near and long term upside potential.

Endnotes:

(1)              Non-GAAP financial measure. See Non-GAAP Definitions and/or Reconciliations sections of this press release for additional information.

(2)              As a result of a benchmarking of e-commerce peers, Cnova has decided that warehouse reception and storage costs are no longer incorporated into inventory valuation on the balance sheet but directly expensed through the income statement. For Cdiscount France, the non-cash impact occurs at the level of cost of goods sold and was € (5.0) million in 2015 and for comparison purposes +€4.2 million in 2014. For Cnova Brazil, the non-cash impact occurs at the level of fulfillment costs and was -€4.8 million in 2015. 4Q14 and FY14 cost of goods sold at Cdiscount France are presented for comparison purposes based on the inventory valuation accounting change. Please see Appendices B and E for more details.

(3)              On December 18, 2015, Cnova’s board announced that it had hired external legal and forensic consultants to assist with an internal review primarily in connection with alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers. During the review, the Company also identified discrepancies related to accounts payable due to suppliers and accounts receivable/products in-transit with delivery companies. As a preliminary matter, the results for the 4th quarter of 2015 set forth in this release reflect the full amount of adjustments identified to date. Adjustments made to the 4th quarter and full year 2015 accounts include a € (34) million adjustment to GMV and a € (30) million adjustment to net sales. For more information, please see Appendices B and E as well as Cnova press releases dated December 18, 2015, January 12, 2016, and February 24, 2016 (available here: http:/www.cnova.com/en/investor-relations/press-releases/).

(4)              Financial results for Panama, Ecuador, MonCornerKids and MonCornerJardin were discontinued as of July 1, 2015; there is no impact on 2014 as these activities did not exist at that time.  Financial results for MonShowroom and Vietnam were re-classified as held for sale (discontinued activity IFRS 5) with comparison impact as of January 1, 2014.

(5)              International includes the following countries: Colombia, Thailand, Ivory Coast, Senegal and Cameroon in 2015.

(6)              Brazilian real/Euro average exchange rate for the 4th quarter: 2014 = R$3.18; 2015 = R$4.22; and for full year: 2014 = R$3.12; 2015 = R$3.70.

(7)              Active customers at the end of December having purchased at least once through our sites during the last 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Ivory Coast, Senegal, Cameroon and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of close to 29 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; the ongoing internal review in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

***

Cnova Investor Relations Contact: G. Christopher Welton christopher.welton@cnovagroup.com investor@cnova.com Tel: +31 20 795 06 71	Media contact: Cnova N.V. Head of Communication directiondelacommunication@cnovagroup.com Tel: +31 20 795 06 76

Appendices

A.            Full Year and 4th Quarter 2015 Consolidated Financial Statements (unaudited)

	2015
Consolidated Income Statement (€ millions)	Full Year	Fourth Quarter
Net sales	3,420.4	899.1
Cost of sales	(3,059.5)	(856.3)
Gross profit	360.9	42.8
% of net sales (Gross margin)	10.6%	4.8%
SG&A	(527.9)	(141.9)
% of net sales	-15.4%	-15.8%
Fulfillment	(278.3)	(75.5)
Marketing	(78.2)	(20.9)
Technology and content	(96.0)	(24.2)
General and administrative	(75.4)	(21.2)
Operating profit/(loss) from ordinary activities (Operating EBIT)	(167.1)	(99.1)
% of net sales	-4.9%	-11.0%
Other expenses	(43.4)	(14.2)
Total operating profit/(loss)	(210.4)	(113.3)
Financial net income/(expense)	(58.6)	(21.4)
Profit/(loss) before tax	(269.1)	(134.7)
Income tax gain/(expense)	3.4	(21.7)
Share of losses of associates	—	—
Net profit/(loss) from continuing activities	(265.7)	(156.4)
Net profit/(loss) from discontinued activities	(9.3)	(1.1)
Net profit/(loss) for the period	(274.9)	(157.5)
% of net sales	-8.0%	-17.5%
Attributable to Cnova equity holders	(261.7)	(154.9)
Attributable to non-controlling interests	(13.2)	(2.6)
Adjusted EPS (€) from continuing operations	(0.48)	(0.32)
Adjusted EPS (€) from discontinued operations	(0.02)	(0.01)
Adjusted EPS (€)	(0.50)	(0.33)

Consolidated Balance Sheet at December 31 (€ millions)	2015

ASSETS
Cash and cash equivalents	400.8
Trade receivables, net	127.4
Inventories, net	423.1
Current income tax assets	0.8
Other current assets, net	199.6
Assets held for sale	4.3
Total current assets	1,156.1

Other non-current assets, net	20.2
Deferred tax assets	44.4
Property and equipment, net	38.3
Intangible assets, net	131.6
Goodwill	368.3
Total non-current assets	602.9

TOTAL ASSETS	1,758.9

EQUITY AND LIABILITIES
Current provisions	7.5
Trade payables	1,221.3
Current financial debt	132.2
Current tax liabilities	51.3
Other current liabilities	162.1
Liabilities held for sale	1.0
Total current liabilities	1,575.3

Non-current provisions	11.8
Non-current financial debt	14.8
Other non-current liabilities	12.4
Deferred tax liabilities	—
Total non-current liabilities	39.0

Share capital	22.1
Reserves, retained earnings and additional paid-in capital	128.1
Equity attributable to equity holders of Cnova	150.1
Non-controlling interests	(5.5)
Total equity	144.6

TOTAL EQUITY AND LIABILITIES	1,758.9

Consolidated Cash Flow Statement
at December 31 (€ millions)	2015
Net profit (loss) from continuing operations	(254.1)
Net profit (loss), attributable to non-controlling interests	(11.5)
Net profit (loss) for the period excl. discontinued activities	(265.7)
Depreciation and amortization expense	39.9
(Income) expenses on share-based payment plans	0.7
(Gains) losses on disposal of non-current assets and impairment of assets	15.1
Share of (profits) losses of associates	—
Other non-cash items	0.9
Financial expense, net	58.6
Current and deferred tax (gains) expenses	(3.4)
Income tax paid	(3.6)
Change in operating working capital	162.7
Inventories of products	(67.0)
Trade payables	199.9
Operating payables	0.9
Operating receivables	1.4
Other	27.5
Net cash from continuing operating activities	5.3
Net cash from discontinued operating activities	(1.4)
Purchase of property, equipment & intangible assets	(74.7)
Purchase of non-current financial assets	(1.0)
Proceeds from disposal of prop., equip., intangible assets	2.7
Proceeds from disposal of non-current financial assets	2.2
Acquisition of an entity, net of cash acquired	10.1
Investments in associates	—
Changes in loans granted (including to related parties )	65.0
Net cash used in continuing investing activities	4.2
Net cash used in discontinued investing activities	(1.0)
Changes in loans received	15.0
Proceeds from IPO, net of costs	(18.6)
Additions to financial debt	10.8
Repayments of financial debt	(0.2)
Interest paid, net	(62.0)
Net cash from/(used in) continuing financing activities	(55.0)
Net cash from/(used in) discontinued financing activities	(0.0)
Effect of changes in foreign currency translation adjustments	(133.6)
Change in cash and cash equivalents from continuing activities	(179.1)
Change in cash and cash equivalents from discontinued activities	(2.2)
Cash and cash equivalents, net, at period begin	571.0

Cash and cash equivalents, net, at period end	390.0

B.            Additional Full Year and 4th Quarter 2015 Financial Information (unaudited)

Key Figures(1)	Full Year			4th Quarter
(Unaudited, € millions)	2015	2014	Change	2015	2014	Change
Gross merchandise volume (GMV)	4,835.3	4,487.1	+7.8%	1,327.4	1,463.0	-9.3%
Cdiscount France	2,709.3	2,277.9	+18.9%	883.5	776.4	+13.8%
Cnova Brazil: excl. Internal review(2) one-off	2,128.1	2,198.9	-3.2%	471.1	679.2	-30.6%
Internal review one-off	(34.4)	—		(34.4)	—
International(3)	32.2	10.3	+213.9%	7.3	7.4	-1.7%
Net sales	3,420.4	3,454.1	-1.0%	899.1	1,092.9	-17.7%
Cdiscount France	1,737.2	1,576.6	+10.2%	571.3	522.8	+9.3%
Cnova Brazil: excl. Internal review one-off	1,685.2	1,868.3	-9.8%	351.9	563.4	-37.5%
Internal review one-off	(29.7)	—		(29.7)	—
International	27.7	9.1	+203.2%	5.7	6.7	-15.1%
Gross profit	360.9			42.8
% of net sales (gross margin)	10.6%			4.8%
Cdiscount France: excl. Inventory(4) one-off	230.2	191.2	+20.4%	70.6	63.4	11.5%
Inventory one-off	(5.0)	4.2		(5.0)	4.2
Gross margin (excluding Inventory one-off)	13.2%	12.1%		12.4%	12.1%
SG&A	(527.9)			(141.9)
Cdiscount France(5)	(233.5)	(203.4)	+14.8%	(63.8)	(57.0)	+11.8%
Operating EBIT	(167.1)			(99.1)
% of net sales (EBIT margin)	-4.9%			-11.0%
Cdiscount France: excl. Inventory one-off	(3.3)	(12.2)	nm	6.9	6.4	nm
Inventory one-off	(5.0)	4.2		(5.0)	4.2
EBIT margin (excl. Inventory one-off)	-0.2%	-0.8%		1.2%	1.2%

(1)         Financial results for Panama, Ecuador, MonCornerKids and MonCornerJardin were discontinued as of July 1, 2015; there is no impact on 2014 as these activities did not exist at that time.  Financial results for MonShowroom and Vietnam were re-classified as held for sale (discontinued activity IFRS 5) with comparison impact as of January 1, 2014.

(2)         Internal review one-off: estimated charges related to findings of external legal and forensic consultants’ review in connection with alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers as well as discrepancies related to accounts payable due to suppliers and accounts receivable/products in-transit with Brazilian delivery companies. Any 2014 financial information or period over period comparisons to 2014 financial information contained herein relate to information that the Company does not expect to be affected by the findings of the Brazil internal review. For more information, please see Appendix E as well as Cnova press releases dated December 18, 2015, January 12, 2016, and February 24, 2016 (available here: http:/www.cnova.com/en/investor-relations/press-releases/).

(3)         Colombia, Thailand, Ivory Coast, Senegal and Cameroon.

(4)         Inventory one-off: charge related to Cnova’s decision to inventory valuation methodology accounting change as of 4Q15 (warehouse reception and storage costs are no longer incorporated into inventory valuation on the balance sheet but directly expensed through the income statement). This charge does not apply to previous periods, and, accordingly, the inventory one-off figures provided for 4Q14 and FY14 are provided here for comparison purposes only.

(5)         Including Holding.

C.            Definitions

Adjusted EPS or Adjusted net profit per share — calculated as Adjusted Net Profit divided by the weighted average number of ordinary shares outstanding during the applicable period. See “Non-GAAP Reconciliations” section for additional information.

Adjusted net profit — calculated as net profit (loss) attributable to equity holders of Cnova before Other Expenses and the related tax impacts. See “Non-GAAP Reconciliations” section for additional information.

Free cash flow — Net cash from (used in) operating activities less income tax paid less purchase of property and equipment and intangible assets as presented in the consolidated cash flow statement. See “Non-GAAP Reconciliations” section for additional information.

Gross margin — Gross Profit as a percentage of net sales. See “Non-GAAP Reconciliations” section for additional information.

Gross merchandise volume (GMV) - Gross Merchandise Volume (GMV) = product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

Marketplace share — Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil.

Net Cash / (Net Financial Debt) — calculated as the sum of (i) cash and cash equivalents and (ii) the current account provided by Cnova or its subsidiaries to Casino pursuant to cash pool arrangements, less financial debt. See “Non-GAAP Reconciliations” section for additional information.

Operating EBITDA — calculated as Operating Profit (Loss) from Ordinary Activities (Operating EBIT) before depreciation and amortization expense and share based payment expenses.  See “Non-GAAP Reconciliations” section for additional information

Operating profit/(loss) from ordinary activities (Operating EBIT) — calculated as operating profit (loss) before other expenses (restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets).

Operating Working Capital — calculated as trade payables less net trade receivables less net inventories as presented in our balance sheet.  This non-GAAP measure is not being employed anymore as we prefer to rely on Change in Operating Working Capital as presented in the Consolidated Cash Flow Statement.

Other expenses — calculated as the sum of restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets.

Total operating loss — calculated from entries on the cash flow statement in the following way: net profit (loss) for the period plus depreciation and amortization expense plus (income) expenses on share-based payment plans plus (gains) losses on disposal of non-current assets and impairment of assets plus share of (profits) losses of associates plus other non-cash items plus financial expense, net plus current and deferred tax (gains) expenses plus income tax paid.

Unique customer — customers who have purchased a least once over the considered period but counted as a single customer irrespective of the number of orders placed by that customer over the considered period.

D.            NON-GAAP RECONCILIATIONS

In addition to disclosing financial results in accordance with International Financial Reporting Standards, or IFRS, this earnings release contains non-GAAP financial measures that Cnova uses as measures of its performance. These non-GAAP measures should be viewed as a supplement to and not a substitute for Cnova’s IFRS measures of performance and financial results in accordance with IFRS and reconciliations from these results should be carefully evaluated.

Adjusted net profit/(loss) attributable to equity holders of Cnova

Adjusted earnings per share (Adjusted EPS)

Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova is calculated as net profit/(loss) attributable to equity holders of Cnova before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and the related tax impacts.

Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business.  In particular, the exclusion of certain expenses in calculating Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova facilitates the comparison of income on a period-to-period basis.

Adjusted EPS is calculated as Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova divided by the weighted average number of outstanding ordinary shares of Cnova during the applicable period.

The following table reflects the reconciliation of net profit/(loss) attributable to equity holders of Cnova to Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova and presents the computation of Adjusted EPS for each of the periods indicated.

€ millions	Q4 2015	FY 2015
Net loss for the period attributable to equity holders of Cnova	(154.9)	(261.7)
Excluding:
Restructuring expenses	7.0	20.7
Litigation expenses	1.3	3.1
Initial public offering expenses	(0.3)	3.7
Gain/(loss) from disposal of non-current assets	0.7	1.3
Asset impairment charges	5.4	14.6
Income tax effect on above adjustments	0.9	(1.4)
Recognition of previously unrecognized tax losses	—	—
Minority interest effect on above adjustments	0.1	(0.6)
Adjusted net loss for the period attributable to equity holders of Cnova	(139.7)	(220.3)
Weighted average number of ordinary shares	441,297,846	441,297,846
Adjusted EPS	(0.33)	(0.50)

Free cash flow

Free cash flow is calculated as net cash from continuing operating activities less capital expenditures (purchases of property, equipment and intangible assets) as presented in our cash flow statement. Free cash flow is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business.  In particular, it allows the comparison of operational cash flow after capex on a period-to-period basis.

€ millions	Dec. 31, 2015 (LTM)
Net cash from continuing operating activities	5.3
Less purchase of property, equipment & intangible assets	(74.7)
Free cash flow	(69.5)

Gross profit and Gross margin

Gross Profit is calculated as net sales less cost of sales. Gross Margin is gross profit as a percentage of net sales. Gross Profit and Gross Margin are included in this press release because they are performance measures used by our management and board of directors to determine the commercial performance of our business.

The following tables present a computation of Gross Profit and Gross Margin for each of the periods indicated:

€ millions	Q4 2015	FY 2015
Net sales	899.1	3 420.4
Less: Cost of sales	(856.3)	(3 059.5)
Gross Profit	42.8	360.9
Gross margin	4.8%	10.6%

Net Cash / (Net Financial Debt)

Net Cash/(Net Financial Debt) is calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less current and non-current financial debt. Net Cash/(Net Financial Debt) is a measure that provides useful information to management and investors to evaluate our cash and cash equivalents and debt levels and our current account position, taking into consideration the cash pool arrangements in place among certain members of the Casino Group, and therefore assists investors and others in understanding our cash position and liquidity.

The following table presents a computation of Net Cash/(Net Financial Debt) for each of the periods indicated:

€ millions	Dec. 31, 2015
Cash and cash equivalents	400.8
Plus cash pool balances with Casino presented in other current assets	—
Less current financial debt	(132.2)
Less non-current financial debt	(14.8)
Net cash / (Net financial debt)	253.8

Operating EBITDA

Operating EBITDA is calculated as operating profit (loss) from ordinary activities (operating EBIT) before depreciation and amortization expense and share based payment expenses. We have provided a reconciliation below of this measure to operating profit (loss) from ordinary activities (operating EBIT) — see definition above - the most directly comparable GAAP financial measure, for each of the periods indicated.

€ millions	Q4 2015	FY 2015
Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	(99.1)	(167.1)
Excluding: Share based payment expenses	—	0.7
Excluding: Depreciation and amortization	8.9	37.6
Operating EBITDA	(90.2)	(128.8)

Total operating loss

Total operating loss is calculated from entries on the cash flow statement in the following way: net profit (loss) for the period plus depreciation and amortization expense plus (income) expenses on share-based payment plans plus (gains) losses on disposal of non-current assets and impairment of assets plus share of (profits) losses of associates plus other non-cash items plus financial expense, net plus current and deferred tax (gains) expenses plus income tax paid.

€ millions	At Dec. 31, 2015

Net profit (loss) for the period	(265.7)
Depreciation and amortization expense	39.9
(Income) expenses on share-based payment plans	0.7
(Gains) losses on disposal of non-current assets and impairment of assets	15.1
Share of (profits) losses of associates	—
Other non-cash items	0.9
Financial expense, net	58.6
Current and deferred tax (gains) expenses	(3.4)
Income tax paid	(3.6)
Total operating loss	(157.4)

E.            BRAZIL INTERNAL REVIEW CHARGES (ESTIMATED) & INVENTORY VALUATION ACCOUNTING CHANGE

€ millions	Q4 2015	FY 2015
GMV
Cdiscount France	883.5	2,709.3
Cdiscount Int’l	7.3	32.2
Cnova Brazil	436.7	2,093.7
of which: Brazil Internal Review Adjustment	(34.4)	(34.4)
Reported GMV	1,327.4	4,835.3
GMV excluding Brazil Internal Review Adjustment	1,361.8	4,869.7
Net Sales
Cdiscount France	571.3	1,737.2
Cdiscount Int’l	5.7	27.7
Cnova Brazil	322.1	1,655.4
of which: Brazil Internal Review Adjustment	(29.7)	(29.7)
Reported Net Sales	899.1	3,420.4
Net Sales excluding Brazil Internal Review Adjustment	928.8	3,450.1
Gross Profit
Cdiscount France	65.7	225.2
of which: Inventory Valuation Accounting Change	(5.0)	(5.0)
Cdiscount Int’l	(1.1)	(2.4)
Cnova Brazil	(21.8)	138.1
of which: Brazil Internal Review Charge	(56.2)	(56.2)
Reported Gross Profit	42.8	360.9
Gross Profit excluding Cdiscount France Inventory Valuation Accounting Change & Brazil Internal Review Charge	103.9	422.0
SG&A
Cdiscount France	(63.8)	(233.5)
Cdiscount Int’l and Holding	(12.6)	(39.0)
Cnova Brazil	(65.5)	(255.5)
of which: Brazil Internal Review Charge	8.3	8.3
Inventory Valuation Accounting Change	(4.8)	(4.8)
Reported SG&A	(141.9)	(527.9)
SG&A excl. Cnova Brazil Internal Review & Inventory Val. Adjs.	(145.3)	(531.4)
Operating EBIT
Cdiscount France	1.9	(8.3)
of which: Inventory Valuation Accounting Change	(5.0)	(5.0)
Cdiscount Int’l & Holding	(13.6)	(41.4)
Cnova Brazil	(87.3)	(117.3)
of which: Brazil Internal Review Charges	(47.8)	(47.8)
Inventory Valuation Accounting Change	(4.8)	(4.8)
Reported Operating EBIT	(99.1)	(167.1)
Gross Profit excluding Brazil Internal Review Charges & Inventory Valuation Accounting Change	(41.4)	(109.4)

Upcoming Events

Wednesday, February 24, 2016 at 16:00 CET   Cnova 4th Quarter & FY 2015 Conference Call & Webcast

Conference Call and Webcast connection details

Conference Call Dial-In Numbers:
Toll-Free
Brazil	0 800 891 6221
France	0 800 912 848
UK	0 800 756 3429
USA	1 877 407 0784

Toll	1 201 689 8560

Conference Call Replay Dial-In Numbers:
Toll-Free	1 877 870 5176
Toll	1 858 384 5517

Available From:	February 24, 2016 at 13:00 ET / 19:00 CET
To :	March 3, 2016 at 00:01 ET / 06:01 CET
Replay Pin Number: 13628005

Webcast:
http://public.viavid.com/index.php?id=116263

Presentation materials to accompany the call will be available at cnova.com on
February 24, 2016.

An archive of the conference call will be available for a limited time at cnova.com following its conclusion.